Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated January 28, 2011
Registration Statement No. 333-171683
ISSUER FREE WRITING PROSPECTUS DATED JANUARY 28, 2011
ADECOAGRO S.A.

28,571,428 Common Shares
     This free writing prospectus relates only to the securities described below and is being filed to advise you of the availability of, and should be read together with, the revised preliminary prospectus dated January 28, 2011 (the “Preliminary Prospectus”) relating to this offering, included in Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-171683) (the “Registration Statement”). A hyperlink to the current version of the Registration Statement is provided below. This free writing prospectus is only a summary of the changes included in the revised Preliminary Prospectus and you should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described below.
     The following information summarizes, supplements and/or updates the information contained in the Preliminary Prospectus.
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Terms of the Initial Public Offering

Issuer:	Adecoagro S.A.

Security:	Common shares, par value $1.50 per share (the “Common Shares”)

Number of Shares Issued by the Company in this Offering:	28,405,925 Common Shares

Number of Shares Sold by the Selling Shareholders in this Offering:	165,503 Common Shares

Price to Public:	$11.00 per Common Share

Al Gharrafa Transaction:	We are selling 7,440,476 common shares to Al Gharrafa (at a price of $10.56 per share, reflecting the price paid by the underwriters in this offering).

Over-allotment Option:	The underwriters also may purchase an additional 4,285,714 Common Shares at the public offering price within 30 days of the date hereof in order to cover over-allotments, if any.

Use of Proceeds:	We expect to receive $295 million of net proceeds from the sale of shares by us in this offering, after deducting the underwriters' discounts and commissions and estimated expenses incurred in connection with this offering, assuming that the over-allotment option is not exercised. If the underwriters fully exercise their over-allotment option, we expect to receive $340 million of net proceeds.

In addition, we expect to receive $79 million of net proceeds from the sale of shares by us to Al Gharrafa in the Al Gharrafa Transaction, based on a price per share equal to $10.56 per share to be paid by Al Gharrafa, reflecting the price paid by the underwriters in this offering.

We intend to use (i) approximately $230 million of the net proceeds from this offering and the Al Gharrafa Transaction to finance part of the construction costs of Ivinhema, our new sugar and ethanol mill in Brazil, (ii) approximately $143 million for potential investments in the acquisition of farmland and capital expenditures required in the expansion of our farming business, and (iii) the remainder, if any, for working capital and general corporate purposes.

Share Capital Before and after the Offering and the Al Gharrafa Transaction:	Our issued and outstanding share capital consists of 79,999,985 common shares as of the date of this prospectus. Immediately after the offering and the Al Gharrafa Transaction, we will have 115,846,386 common shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, we will have 120,132,100 common shares issued and outstanding.

Trade Date:	January 28, 2011

Settlement Date:	February 2, 2011

Underwriters	Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated
Itau BBA USA Securities Inc.
Deutsche Bank Securities Inc.
Banco do Brasil Securities LLC
HSBC Securities (USA) Inc.
Rabo Securities USA, Inc.
Santander Investment Securities Inc.

CUSIP/ISIN:	L00849106/LU0584671464
Existing Adecoagro S.A. shareholders, Stichting Pensioenfonds Zorg en Welzijn and Ospraie Special Opportunities Master Holdings Ltd., have agreed to purchase 4.5 million and 1.45 million shares of common stock, respectively, in the offering at the public offering price. Following these purchases, Stichting Pensioenfonds Zorg en Welzijn and Ospraie Special Opportunities Master Holdings Ltd. will own 13.21% and 9.34%, respectively, of our common stock assuming that the over-allotment option is not exercised. The underwriters will not receive any underwriting discount or commissions in connection with the sale of these shares.

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     To review the Preliminary Prospectus included in the Registration Statement, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1499505/000095012311006362/y87804a3fv1za.htm
     OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001499505.
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE SECURITIES (USA) LLC TOLL FREE AT 1-800-221-1037, MORGAN STANLEY & CO. INCORPORATED TOLL FREE AT 1-800-584-6837, ITAU BBA USA SECURITIES INC. TOLL FREE AT 1-888-770-4828 OR DEUTSCHE BANK SECURITIES INC. TOLL FREE AT 1-800-503-4611.
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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